Exhibit 99.1

Summit Therapeutics plc (‘Summit’ or the ‘Company’)

SUMMIT ANNOUNCES POSITIVE TOP-LINE DATA FROM AN EXPLORATORY PHASE 2 CLINICAL TRIAL SUPPORTING RIDINILAZOLE AS A HIGHLY SELECTIVE ANTIBIOTIC FOR THE TREATMENT OF CDI

•	Ridinilazole treatment more preserving of gut microbiome than fidaxomicin

Oxford, UK, 5 September 2017 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and Clostridium difficile infection (‘CDI’), today announces positive top-line data from an exploratory Phase 2 clinical trial that support ridinilazole as a highly selective and potent antibiotic product candidate for the treatment of CDI. In the Phase 2 clinical trial, ridinilazole preserved the gut microbiome of CDI patients to a greater extent than the marketed narrow-spectrum antibiotic, fidaxomicin. During the trial’s ten-day treatment period, ridinilazole treatment had markedly less impact on the gut microbiome of trial patients by measures of overall diversity and changes in key bacterial families, when compared to those trial patients dosed with fidaxomicin.

In the trial, ridinilazole and fidaxomicin both reduced the abundance of C. difficile. However, fidaxomicin-treated patients had reduced abundancy of other bacterial families associated with microbiome health. For a number of these bacterial families, the difference between the two treatments was statistically significant. Another measure of microbiome health is alpha diversity as measured by the Simpson’s Diversity Index. There was a greater reduction in alpha-diversity during fidaxomicin treatment compared with ridinilazole-treated patients. These measures were a key secondary endpoint of the clinical trial and provide additional evidence of ridinilazole’s precision in killing C. difficile while preserving the gut microbiome. The primary endpoint of the trial was safety, as measured by the number of treatment emergent adverse events and serious adverse events. During the trial, no new or unexpected safety signals were identified and ridinilazole was well-tolerated.

“We increasingly recognise the importance of a healthy and diverse gut microbiome for protection against recurrent CDI, which is a major challenge in the management of the disease. These latest clinical findings show ridinilazole better preserved the microbiome of CDI patients than fidaxomicin, the narrowest spectrum antibiotic currently available for CDI,” commented Professor Mark Wilcox, Consultant Microbiologist & Head of Microbiology Research & Development at the Leeds Teaching Hospitals NHS Trust, Professor of Medical Microbiology at the University of Leeds, and Public Health England’s Lead on C. difficile in England. “Further, these microbiome data are very supportive of ridinilazole’s profile as a highly selective antibiotic with the potential to achieve a meaningful improvement in clinical outcomes for CDI patients.”

The exploratory open-label Phase 2 clinical trial enrolled 27 patients aged between 18 and 90 years at trial sites in the US, the UK and the Czech Republic. Patients were randomly assigned to receive either ridinilazole (200mg, twice a day) or fidaxomicin (200mg, twice a day) for ten days. The trial population was unbalanced with more patients randomised to ridinilazole at higher risk of poorer clinical outcomes as measured by ATLAS score, and also with predisposing factors for recurrent CDI.

A secondary endpoint of sustained clinical response (‘SCR’), defined as clinical cure at the end of treatment and no recurrence of CDI within the next 30 days, was achieved in seven of 14 ridinilazole treated patients and six of 13 fidaxomicin treated patients. The trial was not designed for efficacy comparisons due to the small number of patients.

Dr David Roblin, Chief Medical and Operating Officer of Summit added, “Ridinilazole is a precision antibiotic that is designed to selectively target C. difficile while being highly preserving of the gut microbiome that plays a crucial role in naturally protecting against recurrent CDI. Ridinilazole has now provided evidence of its high selectivity in two complementary clinical trials. The data from our earlier Phase 2 trial showed a greater microbiome preservation of ridinilazole-treated patients compared with the current standard of care, vancomycin, which led to achieving statistical superiority in sustained clinical response. We believe ridinilazole has the potential to become a front-line therapy for CDI and look forward to initiating Phase 3 clinical trials in the first half of 2018.”

More detailed findings from this trial are expected to be presented at an upcoming international infectious disease conference. The results build on positive data from a Phase 2 proof of concept trial of ridinilazole that were published in The Lancet Infectious Diseases in April 2017. Ridinilazole is currently being prepared for Phase 3 clinical trials that are planned to commence in the first half of 2018.

About C. difficile Infection

C. difficile infection is a serious healthcare threat in hospitals, long-term care homes and increasingly the wider community with over one million estimated cases of CDI each year in the United States and Europe. It is caused by an infection of the colon by the bacterium C. difficile, which produces toxins that cause inflammation and severe diarrhoea, and in the most serious cases can be fatal. Patients typically develop CDI following the use of broad-spectrum antibiotics that can cause widespread damage to the natural gastrointestinal (gut) flora and allow overgrowth of C. difficile bacteria. Existing CDI treatments are predominantly broad spectrum antibiotics, and these cause further damage to the gut flora and are associated with high rates of recurrent disease. Reducing disease recurrence is the key clinical issue as repeat episodes are typically more severe and associated with an increase in mortality rates and healthcare costs. The economic impact of CDI is significant with one study estimating annual acute care costs at $4.8 billion in the US.

About Ridinilazole

Ridinilazole is a small molecule antibiotic that Summit is developing for the treatment of CDI. In preclinical efficacy studies, ridinilazole exhibited a targeted spectrum of activity that combined a potent bactericidal effect against all clinical isolates of C. difficile tested with minimal impact on other bacteria that are typically found in the gut microbiome. In a Phase 2 proof of concept trial in CDI patients, ridinilazole showed statistical superiority in sustained clinical response (‘SCR’) rates compared to the standard of care, vancomycin. In that trial, SCR was defined as clinical cure at end of treatment and no recurrence of CDI within 30 days of the end of therapy. Ridinilazole was also shown to be highly preserving of the gut microbiome in the Phase 2 proof of concept trial, which was believed to be the reason for the improved clinical outcome for the ridinilazole-treated patients. Ridinilazole, an orally administered small molecule, has received Qualified Infectious Disease Product (‘QIDP’) designation and has been granted Fast Track designation by the US Food and Drug Administration. The QIDP incentives are provided through the US GAIN Act and include an extension of marketing exclusivity for an additional five years upon FDA approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)

Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7213 0880

N+1 Singer (Broker) Aubrey Powell / Lauren Kettle	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Karen Sharma	Tel: +1 781 235 3060 ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission, including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

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